Exhibit 1

For Release

Compugen Reports First Quarter 2009 Financial Results

TEL AVIV, ISRAEL – May 12, 2009 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ending March 31, 2009.

Compugen CEO Mr. Martin Gerstel stated, “Since the beginning of this year we have announced product candidate discoveries in three important fields of industry interest- angiogenesis, fibrotic disease, and preclinical toxicity. Furthermore, these discoveries resulted from three different and unique Compugen discovery platforms, DAC blockers, GPCR Ligands and nucleic acid biomarkers. I am very pleased to say that this impressive demonstration of the power and extremely broad applicability of our in silico prediction and selection discovery methodologies is having a very positive impact on our ongoing discussions with potential industry development and commercialization partners.”

As previously projected, current revenues continue to be insignificant with no revenues reported for the first quarter of 2009 compared to $281,000 for the first quarter of 2008. The net loss for the most recent quarter was $2.3 million (including a non-cash expense of $279,000 related to stock based compensation), or $0.08 per share, compared with a net loss of $2.5 million (including a non-cash expenses of $327,000 related to stock based compensation), or $0.09 per share, for the corresponding quarter of 2008.

Research and development expenses of $1.4 million for the first quarter of 2009, compared to $2.0 million for the first quarter of 2008, remain the Company’s largest expense, representing approximately 70% of our total operating expenses for the periods. These amounts are before the deduction of governmental and other grants, which totaled $149,000 for the first quarter in 2009, compared with $166,000 for the corresponding quarter in 2008.

As of March 31, 2009, Compugen had $4.3 million in cash and cash equivalents not including the market value of its holding of 2,150,000 Evogene ordinary shares (TASE:EVGN).  Including the current market value of these Evogene shares, the resulting resources would be sufficient through mid 2010, assuming no significant milestones, upfront fees, or additional capital from any other source was obtained prior to such time.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its first quarter results on Tuesday, May 12, 2009 at 10:00 a.m. EDT. To access the conference call, please dial 180-934-4019 from Israel, 1-866-691-3082 from the US or 1-480-629-1941 internationally. After dialing in, you will be asked which conference you are joining. Please state either Compugen or 4065418. The call will also be available via live webcast at this link.

A replay of the conference call will be available from May 12, 2009 at 1:00 pm EDT through May 14, 2009 at 1:00 pm EDT. To access the replay, please dial +1-303-590-3030 internationally. The replay may also be accessed at www.cgen.com.

(Tables to follow)

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31
	2009	2008
	Unaudited	Unaudited

Revenues	-	281

Cost of revenues	-	7

Research and development expenses	1,413	2,012

Less: governmental and other grants	(149)	(166)

Research and development expenses, net	1,264	1,846

Sales and marketing expenses	272	227

General and administrative expenses	579	814

Total operating expenses *	2,115	2,887

Operating loss	(2,115)	(2,613)

Financing income (expenses), net	(243)	102

Other income	62	16

Net loss from continuing operations	(2,296)	(2,495)

Loss from discontinued operations	(5)	-

Net loss	(2,301)	(2,495)

Basic and diluted loss per ordinary share from continuing operations	(0.08)	(0.09)

Basic and diluted loss per ordinary share from discontinued operations	-	-

Basic and diluted net loss per ordinary share	(0.08)	(0.09)

Weighted average number of ordinary shares outstanding	28,512,440	28,349,291

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31, 2009 Unaudited	December 31, 2008 Audited

ASSETS
Current assets
Cash, cash equivalents, short term deposits and marketable securities	4,285	7,248
Cash held in favor of other consortium partners	60	233
Investment in Evogene	4,784	3,858
Receivables and prepaid expenses	403	768
Total current assets	9,532	12,107

Long-term investments
Long-term lease deposits	32	41
Severance pay fund	1,246	1,038
Total long-term investments	1,278	1,079

Property and equipment, net	968	1,058
Total assets	11,778	14,244

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	1,289	2,881
Deferred revenues	100	100
Liabilities related to discontinued operations	12	12
Total current liabilities	1,401	2,993

Accrued severance pay	1,470	1,248

Total shareholders' equity	8,907	10,003
Total liabilities and shareholders' equity	11,778	14,244